U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  Statement of Changes in Beneficial Ownership

                Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


___      Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instructions 1(b).

1.       Name and Address of Reporting Person

         Smith, Jr., M.D., Dennis M.
         5852 Clifton Avenue
         Jacksonville, FL  32211

2.       Issuer Name and Ticker or Trading Symbol

         Immucor, Inc./BLUD

3.       IRS or Social Security Number of Reporting Person (Voluntary)

         ###-##-####

4.       Statement for Month/Year

         12/00

5.       If Amendment, Date of Original (Month/Year)

         NA

6.       Relationship of Reporting Person to Issuer (check all applicable)

         X        Director
                  Officer (give title below)
                  10% Owner
                  Other (specify below)



TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security   (Instr.3)

         Common Stock, $ .10 par value

2.       Transaction Date (Month/Day/Year)

         a)  12/06/00
         b)  12/06/00
         c)  12/07/00
         d)  12/13/00
         e)  12/13/00
         f)  12/13/00
         g)  12/14/00
         h)  12/14/00
         i)  12/14/00
         j)  12/15/00
         k)  12/15/00

3.       Transaction Code (Instr. 8)
         Code
         S

4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

                 Amount        (A) or (D)                     Price

            a)     9,600           D                    $4.1250 per share
            b)     1,000           D                    $4.2500 per share
            c)     3,400           D                    $4.2500 per share
            d)     3,000           D                    $4.4344 per share
            e)     5,000           D                    $4.5881 per share
            f)     2,100           D                    $4.3631 per share
            g)       212           D                    $4.2500 per share
            h)     1,000           D                    $4.2500 per share
            i)     1,000           D                    $4.2500 per share
            j)     3,000           D                    $4.3208 per share
            k)     2,000           D                    $4.1875 per share


5.       Amount of Securities                    6.  Ownership Form:
         Beneficially Owned at                       Direct (D) or Indirect (I)
         End of Month                                (Instr. 4)
         (Instr. 3 and 4)

              72,412 (as previously reported)            D
             (31,312)                                    D
              ------
              41,100  Total

7.      Nature of Indirect Beneficial Ownership
          (Instr. 4)

               NA
               NA




TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)


1.       Title of Derivative Security (Instr. 3)

         NA

2.       Conversion or Exercise Price of Derivative Security

         NA

3.       Transaction Date (Month/Day/Year)

         NA

4.       Transaction Code (Instr. 8)

         NA

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         Options as previously reported
         (A)                        (D)
         NA                         NA

6.       Date Exercisable and Expiration Date (Month/Day/Year)

         Date Exercisable           Expiration Date
         NA                                 NA

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)

         Title                                       Amount or Number of Shares
         NA                                          NA

8.       Price of Derivative Security (Instr. 5)

         NA

9.       Number of Derivative Securities Beneficially Owned at End of Month
          (Instr. 4)

         13,000 (as previously reported)

10.      Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
          (Instr. 4)

         D

11.      Nature of Indirect Beneficial Ownership (Instr. 4)

         NA

Explanation of Responses:

NA


/s/ Dennis M. Smith, Jr., M.D., by Steven C. Ramsey as Power of Attorney
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Signature of Reporting Person

01/10/01
---------
Date